FORM 9

NOTICE OF PROPOSED ISSUANCE OF LISTED SECURITIES

(or securities convertible or exchangeable into listed securities1)

Name of Listed Issuer:		Symbol(s):
	C21 Investments Inc. (the "Issuer").	CXXI

Date: March 15, 2024	Is this an updating or amending Notice:		☐Yes	√ No

If yes provide date(s) of prior Notices: N/A.

Issued and Outstanding Securities of Issuer Prior to Issuance: 120,047,814 common shares of the Issuer (each, a "Common Share") as at March 15, 2024.

Pricing

Date of news release announcing proposed issuance: March 15, 2024   or

Date of confidential request for price protection: N/A

Closing Market Price on Day Preceding the news release: $0.4150 or

Day preceding request for price protection: N/A

Closing

Number of securities to be issued: To be identified in an amended Form 9 to follow.

Issued and outstanding securities following issuance: To be identified in an amended Form 9 to follow.

Instructions:

1. For private placements (including debt settlement), complete tables 1A and 1B in Part 1 of this form.

2. Complete Table 1A - Summary for all purchasers, excluding those identified in Item 8.

3. Complete Table 1B - Related Persons only for Related Persons

4. If shares are being issued in connection with an acquisition (either as consideration or to raise funds for a cash acquisition) please proceed to Part 2 of this form.

5. An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10 - Notice of Proposed Transaction

6. Post the completed Form 9 to the CSE website in accordance with Policy 6 - Distributions. In addition, the completed form must be delivered to listings@thecse.com with an appendix that includes the information in Table 1B for ALL placees.

FORM 9 - NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES March 2023 Page 1

Part 1. Private Placement

Table 1A - Summary

Each jurisdiction in which	Number of	Price per	Total dollar value
purchasers reside	Purchasers	Security	(CDN$) raised in
the jurisdiction
To be identified in an amended Form 9 to follow.	TBD	$1,000 per Unit	TBD
Total number of purchasers:	TBD	$1,000 per Unit	TBD
Total dollar value of distribution in all jurisdictions:			TBD

Table 1B - Related Persons

Full Name	Number of	Purchase	Conversion	Prospectus	Total Securities	Payment	Describe
&Municipality	Securities	price per	Price (if	Exemption	Previously	Date(1)	relations
of	Purchased	Security	Applicable)		Owned,		-hip to
Residence	or to be	(CDN$)	(CDN$)		Controlled or		Issuer (2)
of Placee	Purchased				Directed

To be	Up to a	$1,000 per	Debenture	TBD	TBD	TBD.	TBD
identified in	maximum of	Unit	exercise
an amended	4,000 Units		price -
Form 9 to			$0.45/share
follow.
Warrant
exercise
price -
$0.55/share

1An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10.

1. Total amount of funds to be raised: Up to a maximum of $4,000,000 (the

"Offering").

2. Provide full details of the use of the proceeds. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material. Net proceeds from the Offering will be used by the Issuer to fund the Purchase Price (defined below) of the Dispensary Acquisition (defined below).

FORM 9 - NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES March 2023 Page 2

The "Dispensary Acquisition" is defined as the proposed acquisition, pursuant to an asset purchase agreement (the "Agreement") between the Issuer and Deep Roots Harvest Inc. ("Deep Roots"), of all or substantially all of Deep Roots' assets related to the operation of its 6,500 square-foot, purpose-built, operational retail cannabis dispensary retail cannabis dispensary located in Southern Reno, Nevada.

The "Purchase Price" is defined as US$3,500,000, which is comprised of: (i) a cash payment of US$100,000, which amount was paid to Deep Roots as a non-refundable deposit upon the execution of the Agreement; and (ii) a cash payment of US$3,400,000 to be paid to Deep Roots on closing of the Dispensary Acquisition.

3. Provide particulars of any proceeds which are to be paid to Related Persons of the Issuer: N/A.

4. If securities are issued in forgiveness of indebtedness, provide details of the debt agreement(s) or and the agreement to exchange the debt for securities. N/A.

5. Description of securities to be issued:

(a) Class Units (the "Units"), each Unit comprised of (i) one $1,000 principal amount 12% secured convertible debenture of the Issuer (the "Debenture") and (ii) 1,000 detachable Common Share purchase warrants (each, a "Warrant"). Each Warrant will entitle the holder thereof to purchase one Common Share at an exercise price of $0.55 per Common Share.

(b) Number Up to a maximum of 4,000 Units.

(c) Price per security $1,000 per Unit.

(d) Voting rights One vote per Common Share issued upon conversion of the Debentures and Warrants.

6. Provide the following information if warrants, (options) or other convertible securities are to be issued:

(a) Number Up to a maximum of 4,000,000 Warrants.

(b) Number of securities eligible to be purchased on exercise of warrants (or options) Up to a maximum of 4,000,000 Common Shares .

FORM 9 - NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES March 2023 Page 3

(c) Exercise price $0.55 per Common Share.

(d) Expiry date 30 months from the date of issue.

7. Provide the following information if debt securities are to be issued:

(a) Aggregate principal amount Up to a maximum of $4,000,000 .

(b) Maturity date The Debentures will mature 30 months from the date of issuance of the Debentures, subject to earlier conversion or repayment.

(c) Interest rate 12.0% per annum from the date of issue, payable every three months.

(d) Conversion terms The Debentures are convertible at the holder's option to Common Shares of the Issuer at a price of $0.45 per Common Share.

(e) Default provisions TBD.

8. Provide the following information for any agent's fee, commission, bonus or finder's fee, or other compensation paid or to be paid in connection with the placement (including warrants, options, etc.):

(a) Details of any dealer, agent, broker or other person receiving compensation in connection with the placement (name, and if a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): TBD.

(b) Cash TBD.

(c) Securities TBD.

(d) Other TBD.

(e) Expiry date of any options, warrants etcTBD.

(f) Exercise price of any options, warrants etc. TBD.

9. State whether the sales agent, broker, dealer or other person receiving compensation in connection with the placement is Related Person or has any other relationship with the Issuer and provide details of the relationship TBD.

10. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

N/A .

FORM 9 - NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES March 2023 Page 4

11. State whether the private placement will result in a change of control or if the issuance will materially affect control of the Issuer.

Unknown at this time. .

12. Where there is a change in the control of the Issuer resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders. N/A .

13. Each purchaser has been advised of the applicable securities legislation restricted or seasoning period. All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period required by National Instrument 45-102 Resale of Securities. To be confirmed in an amended Form 9 to follow.

FORM 9 - NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES March 2023 Page 5

Part 2. Acquisition - N/A

1. Provide details of the assets to be acquired by the Issuer (including the location of the assets, if applicable). The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material: _____________________________________________________________________________________________________________________ .

2. Provide details of the acquisition including the date, parties to and type of agreement (eg: sale, option, license etc.) and relationship to the Issuer.The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the acquisition without reference to any other material: ______________________________________________________________________________________________________________________

3. Provide the following information in relation to the total consideration for the acquisition (including details of all cash, securities or other consideration) and any required work commitments:

(a) Total aggregate consideration in Canadian dollars: _________________________________________________________________ .

(b) Cash: _____________________________________________________________________________________________________ .

(c) Securities (including options, warrants etc.) and dollar value: _________________________________________________________ .

(d) Other: ____________________________________________________________________________________________________ .

(e) Expiry date of options, warrants, etc. if any: ______________________________________________________________________ .

(f) Exercise price of options, warrants, etc. if any: ____________________________________________________________________ .

(g) Work commitments: _________________________________________________________________________________________ .

4. State how the purchase or sale price was determined (e.g. arm's-length negotiation, independent committee of the Board, third party valuation etc).

5. Provide details of any appraisal or valuation of the subject of the acquisition known to management of the Issuer: ____________________________________________________________________________________________________________________ .

6. The names of parties receiving securities of the Issuer pursuant to the acquisition and the number of securities to be issued are described as follows:

FORM 9 - NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES March 2023 Page 6

Name of	Number	Dollar	Conversion	Prospectus	Total	Describe
Party (If not	and Type	value per	price (if	Exemption	Securities,	relationship
an	of	Security	applicable)		Previously	to Issuer(1)
individual,	Securities	(CDN$)			Owned,
name all	to be				Controlled or
insiders of	Issued				Directed by
the Party)					Party

(1) Indicate if Related Person

7. Details of the steps taken by the Issuer to ensure that the vendor has good title to the assets being acquired: ____________________________________________________________________________________________________________________ .

8. Provide the following information for any agent's fee, commission, bonus or finder's fee, or other compensation paid or to be paid in connection with the acquisition (including warrants, options, etc.):

(a) Details of any dealer, agent, broker or other person receiving compensation in connection with the acquisition (name, and if a corporation, identify persons owning or exercising voting control over20% or more of the voting shares if known to the Issuer): ___________________________________________________________________________________________________________ .

(b) Cash ______________________________________________________________________________________________________ .

(c) Securities___________________________________________________________________________________________________ .

(d) Other ______________________________________________________________________________________________________ .

(e) Expiry date of options, warrants etc. _____________________________________________________________________________ .

(f) Exercise price of options, warrants etc. ___________________________________________________________________________ .

9. State whether the sales agent, broker or other person receiving compensation in connection with the acquisition is a Related Person or has any other relationship with the Issuer and provide details of the relationship. ____________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

10. If applicable, indicate whether the acquisition is the acquisition of an interest in property contiguous to or otherwise related to any other asset acquired in the last 12 months. ___________________________________________________________________________________________________________________________________________________________________________________________________________________________________________ .

FORM 9 - NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES March 2023 Page 7

Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance on behalf of the Issuer.

2. As of the date hereof there is not material information concerning the Issuer which has not been publicly disclosed.

3. the Issuer has obtained the express written consent of each applicable individual to:

(a) the disclosure of their information to the Exchange pursuant to this Form or otherwise pursuant to this filing; and

(b) the collection, use and disclosure of their information by the Exchange in the manner and for the purposes described in Appendix A or as otherwise identified by the Exchange, from time to time

4. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CSE Policy 1).

5. All of the information in this Form 9 Notice of Issuance of Securities is true.

Dated March 15, 2024.

Michael Kidd
Name of Director or Senior
Officer

"Michael Kidd"
Signature

Chief Financial Officer
Official Capacity

FORM 9 - NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES March 2023 Page 8

Appendix A

PERSONAL INFORMATION COLLECTION POLICY REGARDING FORM 9

The Canadian Securities Exchange and its subsidiaries, affiliates, regulators and agents (collectively, "CSE or the "Exchange") collect and use the information (which may include personal or other information) which has been provided in Form 9 for the following purposes:

• To determine whether an individual is suitable to be associated with a Listed Issuer;

• To determine whether an issuer is suitable for listing;

• To determine whether allowing an issuer to be listed or allowing an individual to be associated with a Listed Issuer could give rise to investor protection concerns or could bring the Exchange into disrepute;

• To conduct enforcement proceedings;

• To ensure compliance with Exchange Requirements and applicable securities legislation; and

• To fulfil the Exchange's obligation to regulate its marketplace.

The CSE also collects information, including personal information, from other sources, including but not limited to securities regulatory authorities, law enforcement and self-regulatory authorities, regulation service providers and their subsidiaries, affiliates, regulators and agents. The Exchange may disclose personal information to these entities or otherwise as provided by law and they may use it for their own investigations.

The Exchange may use third parties to process information or provide other administrative services. Any third party will be obliged to adhere to the security and confidentiality provisions set out in this policy.

All personal information provided to or collected by or on behalf of The Exchange and that is retained by The Exchange is kept in a secure environment. Only those employees who need to know the information for the purposes listed above are permitted access to the information or any summary thereof. Employees are instructed to keep the information confidential at all times.

Information about you that is retained by the Exchange and that you have identified as inaccurate or obsolete will be corrected or removed.

If you wish to consult your file or have any questions about this policy or our practices, please write the Chief Privacy Officer, Canadian Securities Exchange, 220 Bay Street - 9th Floor, Toronto, ON, M5J 2W4.

FORM 9 - NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES March 2023 Page 9